The Tarpestry Co, LLC

Prior Communications — Investor Offering

Prepared for: Wefunder Form C Filing | Date: September 24, 2026

Company: The Tarpestry Co, LLC | [redacted]

PURPOSE

This document compiles all communications made by The Tarpestry Co, LLC to potential investors outside of the Wefunder platform in connection with the company's Regulation CF community investment round. Communications include newsletter emails, individual outreach emails, and social media posts. All directed potential investors to wefunder.com/tarpestry.

SUMMARY OF ALL COMMUNICATIONS

#1 — Email Newsletter | Sept 11, 2026 | Mailchimp ~7,000 subscribers
Launch announcement — campaign live, 25% funded

#2 — Email Newsletter | Sept 24, 2026 | Mailchimp ~7,000 subscribers
33% funded — going public on Wefunder network

#3 — Individual Email | Aug 31, 2026 | Ted → Patrick O'Kelly (via Amanda)
Wefunder campaign invite — private round interest

#4 — Individual Email | Sept 1, 2026 | Ted → Patrick O'Kelly
Scheduling call, sharing Wefunder link and deck

#5 — Individual Email | Sept 1, 2026 | Ted → Chris McKinney
Outreach — invest starting at $500 on Wefunder

#6 — Individual Email | Aug 31, 2026 | Ted → Austin Elliott
Wefunder campaign invite — private round interest

#7 — Individual Email | Sept 1, 2026 | Ted → Austin Elliott
Community outreach — invest starting at $500

#8 — Individual Email | Aug 24, 2026 | Ted → Sloan Miller
Response to interest — Wefunder mentioned as option

#9 — Individual Email | Sept 1, 2026 | Ted → Kirk (via Amanda Swartzbaugh)
Wefunder campaign intro — invest starting at $500

#10 — Individual Email | Sept 9, 2026 | Ted → Stephen Hoffius
Wefunder link shared — $500 minimum, public round

#11 — Individual Email | Sept 1, 2026 | Ted → Trevor Strickland
Wefunder link + debt schedule shared — lead investor

#12 — Individual Email | Sept 11, 2026 | Ted → Grant Stoneking
Wefunder explained + investment details

#13 — Instagram Reel | Sept 10, 2026 | @tarpestry + Facebook
Pre-launch — opening to investors tomorrow

#14 — Instagram Reel | Sept 11, 2026 | @tarpestry + Facebook

Launch — we're live, invest from $500

#15 — Instagram Photo Post | Sept 15, 2026 | @tarpestry + Facebook

Founder story — 15 years, invest from $500

#16 — Instagram Photo Post | Sept 23, 2026 | @tarpestry + Facebook

Customer review + 30% to goal milestone

Section A — Newsletter Emails

Communication #1 — Email Newsletter

Date: September 11, 2026 at 10:10 AM

From: Tarpestry [redacted]>

To: Tarpestry newsletter subscribers (~7,000 recipients via Mailchimp)

Subject: We're open for investment — and you're first to know

Hi Friend,

Today is a big day for Tarpestry — and we wanted you to hear it from us first.

After 15 years of building this brand from the ground up, we've just opened an investment opportunity. For the first time ever, our community can own a real piece of Tarpestry.

Here's how it works:

We're raising money through Wefunder — a legitimate, SEC-regulated investment platform that lets anyone invest in small businesses they believe in. Think of it like crowdfunding, but instead of getting a t-shirt you get actual equity in the company.

You can invest in Tarpestry starting at just $500.

That's not a donation. That's ownership — a real stake in a 15-year brand that's been featured in Forbes, the Today Show, Outside Magazine, Conde Nast Traveler, and more.

Why are we doing this?

We've secured a manufacturing partnership that cuts our production costs significantly. For the first time in our history, we can hit the price points that retail stores require. We're ready to scale into brick-and-mortar retail — and we need our community with us to make it happen.

As an investor you'll receive:
- 15% off all Tarpestry products for life at $500+
- 20% off + a free mini Tarpestry at $1,000+
- 25% off + a free full size Tarpestry at $5,000+
- 30% off + a full size and mini Tarpestry at $10,000+

We're raising between $185,000 and $425,000. We've already reached 25% of our minimum goal — and we want you to be part of this first wave.

Invest in Tarpestry on Wefunder: wefunder.com/tarpestry

All you need is a Wefunder account — it takes about 2 minutes to set up — and you can invest any amount starting at $500.

If investing isn't right for you right now, simply sharing this email with someone who might be interested means everything to us.

This is 15 years in the making. Thank you for being part of our community. We'd love to have you as a partner in what comes next.

With love and gratitude,
Carrie & Ted I The Tarpestry Co. I ted@tarpestry.com I 828-278-9057 I Tarpestry.com

PS — We're live right now. Click here to join us: wefunder.com/tarpestry

Communication #2 — Email Newsletter

Date: September 24, 2026 at 12:23 PM

From: The Tarpestry Co [redacted]>

To: Tarpestry newsletter subscribers (~7,000 recipients via Mailchimp)

Subject: We've hit 33% of our goal — and we're going public

Hi Friend,

We have two big updates to share.

First — thank you. We've raised $61,500 toward our $185,000 minimum goal. That's 33% funded — driven entirely by our own community before we've even gone public.

Second — we're going public. Until now our Wefunder campaign has only been visible to people we've personally invited. That's about to change. We're opening our campaign to Wefunder's full network of 5 million investors — which means this may be your last chance to invest before the broader public sees what we're building.

Here's where we stand:
- $61,500 raised | $185,000 minimum goal | Campaign closes November 23rd | Invest starting at just $500

Invest in Tarpestry on Wefunder: wefunder.com/tarpestry

People who live outdoors have always had to choose between beautiful and functional. Most blankets aren't waterproof. Most tarps aren't beautiful. Tarpestry ends that choice.

Tarpestry was born in Denver, Colorado in 2011. The first Tarpestry was hand-sewn. The first festival was a leap of faith. It worked. Customers came back. Then they brought their friends.

A new overseas manufacturing partnership drops our landed unit cost to $46.07 (including freight and tariffs). For the first time in 15 years, the math works for retail.

Custom & B2B: Bands and festivals commission original Tarpestry designs. Past partners include Telluride Bluegrass Festival, Widespread Panic, WinterWonderGrass, The Infamous Stringdusters, and more.

This raise isn't about becoming something new — it's about finally being able to make Tarpestry the way we always knew it could be. Thank you for being part of this with us.

Carrie & Ted, Co-Founders | The Tarpestry Co. | ted@tarpestry.com | 828-278-9057 | Tarpestry.com

Section B — Individual Outreach Emails

Communication #3 — Individual Email — Prior Investor Interest

Date: August 31, 2026 at 12:38 PM

From: Ted Swartzbaugh [redacted]

To: Patrick O'Kelly [redacted] (cc: Amanda Swartzbaugh)

Subject: Re: Pat/Ted Connect

Hey Patrick,

Just wanted to connect once more. Carrie and I are opening a Wefunder crowdfunding campaign and wondering if you or any of your clients might be interested in joining us in the private funding round?

Let me know if you'd like a link!

Thanks,
Ted

Communication #4 — Individual Email — Prior Investor Interest

Date: September 1, 2026 at 3:49 PM

From: Ted Swartzbaugh [redacted]>

To: Patrick O'Kelly [redacted]

Subject: Re: You can now invest in Tarpestry — starting at just $500

Hey Pat,

No worries at all about the delay, glad we are connecting now.

Thursday afternoon or Friday morning works great for me. I'm available Thursday at 4pm EST or later and Friday looks pretty open right now.

You can view the investment deck and all the details on our Wefunder page. I've also attached the deck below.

Talk soon,
Ted

Communication #5 — Individual Email — Prior Investor Interest

Date: September 1, 2026 at 3:03 PM

From: Ted Swartzbaugh [redacted]>

To: Chris McKinney [redacted]

Subject: You can now invest in Tarpestry — starting at just $500

Hey Chris!

We wanted to reach out personally because you expressed interest in investing in Tarpestry.

We know the full raise amount felt like a lot — that's exactly why we launched our campaign on Wefunder, where anyone can invest any amount starting at $500.

We're live right now. Here's the link: wefunder.com/tarpestry

Whether it's $500, $50,000, or anything in between — every dollar helps us place our first manufacturing order, enter retail for the first time, and build the next chapter of this brand.

And as an investor you'll receive:
- 15% off Tarpestry products for life at $500+
- 20% off for life + a free Mini Tarpestry at $1,000+
- 25% off for life + a free full size Tarpestry at $5,000+
- 30% off for life + Mini and Full Size Tarpestry at $10,000+

This is 15 years in the making. We'd love to have you be part of it — at whatever level feels right for you.

With gratitude,
Carrie & Ted I The Tarpestry Co. I ted@tarpestry.com I 828-278-9057

Communication #6 — Individual Email — Prior Investor Interest

Date: August 31, 2026 at 12:54 PM

From: Ted Swartzbaugh [redacted]

To: Austin Elliott [redacted]

Subject: Re: Production

Yo!

Glad you're digging your new Tarpestry!

We're launching a crowdfunding campaign this week and wondering if you want an invite to this Round 1? We're using Wefunder, so everything is pretty preset and straightforward. Let me know!

Ted

Communication #7 — Individual Email — Community Outreach

Date: September 1, 2026 at 3:12 PM

From: Ted Swartzbaugh [redacted]

To: Austin Elliott [redacted]

Subject: You can own a piece of Tarpestry

Hey Austin!

We have some exciting news to share — and we thought of you.

After 15 years of building Tarpestry from the ground up, we've just launched an investment campaign on Wefunder. For the first time ever, our community can own a piece of this brand — starting at just $500.

Here's what's happening: We've secured a new manufacturing partnership that cuts our production costs in half. For the first time in our history, we can hit the price points that retail stores require.

As an investor you'd receive:
- 15% off Tarpestry products for life at $500+
- 20% off for life + a free Mini Tarpestry at $1,000+
- 25% off for life + a free full size Tarpestry at $5,000+
- 30% off for life + Mini and Full Size Tarpestry at $10,000+

This isn't a donation. It's equity — you'd own a real piece of a 15-year brand featured in Forbes, the Today Show, Outside Magazine, Conde Nast Traveler, and more.

Invest in Tarpestry on Wefunder: wefunder.com/tarpestry

Even $500 makes a real difference. And if investing isn't right for you right now — simply sharing this with someone who might be interested means the world to us.

With gratitude,
Carrie & Ted I The Tarpestry Co.

Communication #8 — Individual Email — Prior Investor Interest

Date: August 24, 2026 at 8:45 PM
From: Ted Swartzbaugh [redacted]
To: Sloan Miller [redacted]>
Subject: Re: Tarpestry Next Chapter; Interested in Chatting?

Hey Sloan,

I appreciate you reviewing our documents and following up with us.

A little background from our end: my partner Carrie and I started Tarpestry in 2011 and realized we hit an inflection point in the post-COVID years. Many changes forced us to re-evaluate our business model. After two years of preparation for scaling, we are now ready to execute. I would love to set up a call or Zoom to discuss this in more detail.

We currently have one interested investor for partial funding and are meeting with another potential investor tomorrow. We prefer either a single investor strategy or a small group of investors; however, we have created a Wefunder account for crowdfunding if that step becomes necessary. We can discuss this in more detail during our meeting.

I have a few openings this week for a call or Zoom. Are there any times/days that work best for you?

Ted

Communication #9 — Individual Email — Community Outreach

Date: September 1, 2026 at 3:30 PM
From: Ted Swartzbaugh [redacted]
To: Kirk Antkiewicz [redacted] **(via Amanda Swartzbaugh introduction)**
Subject: Re: Tarpestry Connect!

Hey Kirk,

Great to meet you! Thanks so much for the introduction, Panda.

We are indeed in the middle of our Wefunder campaign right now. It's a really exciting time for us.

Here's what's happening: We've secured a new manufacturing partnership that cuts our production costs in half. For the first time in our history, we can hit the price points that retail stores require. We're ready to scale — and we're opening this opportunity to the people who know us best before going wider.

As an investor you'd receive:
- 15% off Tarpestry products for life at $500+
- 20% off for life + a free Mini Tarpestry at $1,000+
- 25% off for life + a free full size Tarpestry at $5,000+
- 30% off for life + Mini and Full Size Tarpestry at $10,000+

This isn't a donation. It's equity — you'd own a real piece of a 15-year brand featured in Forbes, the Today Show, Outside Magazine, Conde Nast Traveler, and more.

Invest in Tarpestry on Wefunder: wefunder.com/tarpestry

Even $500 makes a real difference. And if investing isn't right for you right now — simply sharing this with someone who might be interested means the world to us.

Talk soon,
Ted

Communication #10 — Individual Email — Community Outreach

Date: September 9, 2026 at 9:43 AM

From: Ted Swartzbaugh [redacted]>

To: Stephen Hoffius [redacted]>

Subject: Re: How can I help?

Hey Steve!

Thanks for reaching out. We'll have a crowdfunding public round coming up hopefully next week and that will be the best way to contribute directly. It's a $500 minimum entry but if that's too high of an investment I definitely understand that too. Here is the link:

wefunder.com/tarpestry

Ted

Communication #11 — Individual Email — Lead Investor

Date: September 1, 2026 at 9:18 AM

From: Ted Swartzbaugh [redacted]>

To: Trevor Strickland [redacted]

Subject: Debt Schedule and Wefunder link

Hey Trevor,

We've set up our crowdfunding page and are ready to make our big push for scaling.

Let me know if there's anything else we need to go over before you launch on your end. We're excited about this company's potential and grateful for you joining us.

Debt schedule is attached and here is the link for Wefunder: wefunder.com/tarpestry

Let's Go!
Ted

Communication #12 — Individual Email — Community Outreach

Date: September 11, 2026 at 2:45 PM

From: Ted Swartzbaugh [redacted]>

To: Grant Stoneking [redacted]m>

Subject: Re: Yo Ted - Wefund & Investment Inquiry

Yo! Good to hear from you man!

Here's a five year old elevator pitch:

We need investment money to scale our business. Wefunder lets anyone invest $500 or more. If we don't hit our minimum goal everyone gets their money back. If we do hit our goal you get x% based on how much you invested and our set valuation. Plus the discount/Tarpestry again depending on your investment level.

You and all investors will be a singular group with one leader organized by Wefunder. The leader makes all decisions for the group — like sell the equity or vote on company matters.

Your return is the discount/product and % of equity based on your investment. So if Tarpestry crushes it in five years and the group leader decides to sell, then you get the financial return of your percentage of the sale.

Hope it helps and let me know if you have any other questions.

Ted

Section C — Social Media Posts (Instagram & Facebook)

All posts made on Instagram (@tarpestry) and simultaneously shared to Facebook. All directed viewers to wefunder.com/tarpestry via 'link in bio' or explicit URL.

Communication #13 — Instagram Reel — Pre-Launch

Date: September 10, 2026 | Platform: Instagram @tarpestry + Facebook

Caption:

Big news — we're opening Tarpestry to investors tomorrow. For the first time ever you can own a piece of this brand starting at just $500 through Wefunder. Click the link in our bio to join our newsletter and be the first to know when we go live. #tarpestry #wefunder #investing #outdoorbrand #festivallife smallbusiness picnicblanket outdoorliving

Screenshot:


very soon and we want you, our people to be first in line
tarpestry
Original audio
tarpestry Big news — we're opening Tarpestry to investors tomorrow.
For the first time ever you can own a piece of this brand starting at just $500 through Wefunder.
Click the link in our bio to join our newsletter and be the first to know when we go live.
#tarpestry #wefunder #investing #outdoorbrand #festivallife smallbusiness picnicblanket outdoorliving
1w
shakedowngoods Woohoo!!!! Get it!!
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bluegrassloving_kentuckian_ Love you guys!
1w 5 likes Reply
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pandachirps LFG!!! Next levs here we come!!
1w 2 likes Reply
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September 10
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Communication #14 — Instagram Reel — Launch Day

Date: September 11, 2026 | Platform: Instagram @tarpestry + Facebook

Caption:

We're live! You can now own a piece of Tarpestry starting at just $500 through Wefunder. Link in bio — let's do this. Wefunder.com/Tarpestry #tarpestry #wefunder #investing #outdoorbrand #festivallife smallbusiness picnicblanket outdoorliving

Screenshot:


tarpestry
Original audio
tarpestry We're live! 🌿
You can now own a piece of Tarpestry starting at just $500
through Wefunder.
Link in bio — let's do this. ⬇️
Wefunder.com/Tarpestry
#tarpestry #wefunder #investing #outdoorbrand #festivallife
smallbusiness picnicblanket outdoorliving
1w
pandachirps
1w 3 likes Reply
paulmezart
1w 1 like Reply
This reel has 1 comment from Facebook.
Wanted to let you all know that our Wefunder campaign is now live
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September 11
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Communication #15 — Instagram Photo Post — Founder Story

Date: September 15, 2026 | Platform: Instagram @tarpestry + Facebook

Caption:

We started this company in Denver in 2011 with a hand-sewn prototype and a festival on the books. Fifteen years later we're still here — still showing up, still making something we're incredibly proud of. We've been through Covid. We've been through Hurricane Helene. We've had some of the hardest years of our lives. And we're still standing. Now we're making our biggest move yet — entering retail for the first time — and we're opening this journey to the people who've been with us all along. You can invest in Tarpestry starting at just $500. Link in bio to invest on Wefunder. #tarpestry #wefunder #investing #outdoorbrand #festivallife smallbusiness founders picnicblanket

Screenshot:


tarpestry
tarpestry We started this company in Denver in 2011 with a hand-sewn prototype and a festival on the books. Fifteen years later we're still here — still showing up, still making something we're incredibly proud of.
We've been through Covid. We've been through Hurricane Helene. We've had some of the hardest years of our lives. And we're still standing.
Now we're making our biggest move yet — entering retail for the first time — and we're opening this journey to the people who've been with us all along.
You can invest in Tarpestry starting at just $500.
We'd love to have you with us for this next chapter.
👉 Link in bio to invest on Wefunder.
#tarpestry #wefunder #investing #outdoorbrand #festivallife
smallbusiness founders picnicblanket
1w
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September 15
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Communication #16 — Instagram Photo Post — Customer Review

Date: September 23, 2026 | Platform: Instagram @tarpestry + Facebook

Caption:

This is why we do what we do. We've been making Tarpestries for 15 years and nothing feels better than hearing from the people who love them. You can now own a piece of the brand they're talking about — starting at $500 on Wefunder. Link in bio to join us. Wefunder.com/Tarpestry Lay it down. Hang it up. Live it up. #tarpestry #wefunder #investing #customerreviews #outdoorbrand festivallife smallbusiness picnicblanket P.s. we're 30% to our goal!!

Screenshot:


★★★★★
"Quality item enjoyed by the whole family. We frequent a lot of parks even more now than ever. Great for early mornings when the ground is covered in dew."
Eva P.
tarpestry
Black Box • Working Together
tarpestry This is why we do what we do.
We've been making Tarpestries for 15 years and nothing feels better than hearing from the people who love them.
You can now own a piece of the brand they're talking about — starting at $500 on Wefunder.
Link in bio to join us. Wefunder.com/Tarpestry
Lay it down. Hang it up. Live it up.
#tarpestry #wefunder #investing #customerreviews #outdoorbrand festivallife smallbusiness picnicblanket
P.s. we're 30% to our goal!!
1d
Liked by pandachirps and 5 others
1 day ago
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Certification

I certify that this document represents a complete and accurate record of all communications made by The Tarpestry Co, LLC to potential investors outside of the Wefunder platform in connection with our Regulation CF community investment round. All communications directed potential investors to our Wefunder campaign page at wefunder.com/tarpestry where full investment terms, risk factors, and disclosures are available.

____

Carrie Swartzbaugh, Co-Founder & Co-Manager

The Tarpestry Co, LLC | September 24, 2026

This document was prepared in connection with a Regulation CF securities offering. The Tarpestry Co, LLC is raising between $185,000 and $425,000 through Wefunder (wefunder.com/tarpestry). This document does not constitute an offer to sell or solicitation to buy securities.